We're in the people | business.

Men's Wearhouse INC

Many of the driving forces behind a company's performance are often readily apparent, while some require a more discerning eye. We'd like to give you a balanced view of not only our financial performance for the year, but also of some of the people who are working to position us for the future. >>

"We are working **together** to build something that will last

Something that will **transcend** the individual efforts of everyone within the organization.”

Eric Lane
President & Chief Operating Officer

MEN’S WEARHOUSE®

We'd like you to meet some of those **individuals** >:


omniscient

RIC LUNDBLAD *Senior Systems Consultant*

It takes a special talent and a special type of person to act as steward of the 'Universe,' our custom developed point-of-sale system. No one has a clearer picture of our customer and our in-store operations.


adaptive

DAVE STARRETT *Presiden[illegible] — Moores Clothing for Men*

Dave Starrett led the Canadian charge to ma[illegible]tion even better. Moores' ability to quickly adopt and adapt best training, a[illegible] marketing practices developed by the Men's Wearhouse helped this brand achieve strong [illegible]bles even in a sluggish economy.



savvy

RON COVIN *Chief Executive Officer - K&G Men's Company Inc.*

One of the most retail savvy professionals in our organization, and indeed the entire industry, Ron Covin is emblematic of our commitment to transform K&G into an industry trend setter.


candid
DIANA WILSON Vice President – Finance
When it comes to the Company's finances and financial per
there is simply no other way to be.



MARC GO[illegible]STON *Senior Regional Manager*

Our entire Company is marked by people who are driven to perform at the very best of their abilities in order to exceed the expectations of our customers, our employees and our shareholders. Rising quickly through the ranks, Marc epitomizes the potential of our people and their ability to rise to the challenge.



creative

JAYME MA WELL *Vice President of Marketing*

From ay we approach o conventional marketing for the brands through radio and televisi o our new onlin marketing and loyalty initiatives, nothing describes our commun tions efforts or the people behind them better than creative.


adroit
President - Real Estate
everything.
t nor the feeble of mind.
ho play to win.



WILL SILVEIRA *Senior Vice President – Manufacturing*

While our store fronts are currently limited to North America, our manufacturing efforts span the globe. Each year, members of our direct sourcing team descend upon the four corners of the world on behalf of our customers to secure the highest quality materials and products available.



JAMIE BRAGG *Director of Tuxedo Operations*

When it comes to our dramatic entry into tuxedo rentals, distinctive is an understatement. Our unique approach is sure to garner new customers and market share for the Company in ways that continue to turn heads and increase shareholder value.

To Our Shareholders

Whether you're talking about a person, a community, a corporation or a country, the true mark of our lives is our ability to bounce back from adversity."

— *George Zimmer*

The past year has been a challenging time for The Men's Wearhouse (MW) family of brands and for the retail clothing industry at large. The obstacles to our success were considerable, and the resulting financial outcome disappointing. I am confident, however, that future results will prove that 2001 was an anomaly, representing a brief deviation from the course we have charted for our Company.

Particular impact was made during the year by the tragic events of September 11, 2001, continued slowing of the economy, and increased layoffs and unemployment across the United States in the third and fourth quarters.

Reduced demand and accelerated and increased discounting confronted, and sometimes confounded, those of us in the tailored and non-tailored clothing markets. Together, these factors resulted in an overall reduction of the average number of transactions per store as well as the average ticket dollars at our Men's Wearhouse stores.

These poor operating conditions had a clear and direct impact on our Company's financial results. Net sales for the year ended February 2, 2002 were $1.27 billion, a decrease of 4.5 percent from $1.33 billion in 2000, a 53-week year. While Canadian comparable store sales increased 4.2 percent for the year, they were not enough to offset the 10.2 percent decrease in U.S. comparable sales for the same period. As a result, net earnings dropped from $84.7 million, or $2.00 of diluted earnings per share, last year to $43.3 million, or $1.04 of diluted earnings per share, for 2001.

However, the same market that produced obstacles also created opportunities, and we took fair advantage.

Listening to Our Instincts

While the challenges of the past year gave us cause for reflection and review, I am pleased to report that even in the face of weak market conditions, we stayed the course of the Company's core principles and values. And, in doing so, we made measurable advances toward numerous strategic goals.

The Men's Wearhouse has historically adhered to conservative financial strategies, even in times when the market often encouraged more liberal fiscal practices. Our conservative approach has served us well throughout this trying economic period and leaves MW well positioned to actively pursue additional growth opportunities that might emerge as a result of this extended soft market. It also enabled the Company to confidently complete scheduled investments in new and existing locations and infrastructure, including information technology and distribution.

We pressed forward throughout the year with our expansion efforts, adding a net 29 new stores to the MW family in 2001, as well as expanding 26 existing Men's Wearhouse and K&G stores for a combined total square footage increase of 12.3 percent, or an additional one-half million square feet.

"The real task at hand is to identify

Learning More About Our Customers

A fluctuating economy and a changing work environment were chief among the numerous variables impacting our customers' buying habits and purchasing decisions throughout 2001, and they continue to be influential moving forward. In response to these issues, we have recommitted ourselves to The Men's Wearhouse Basics of Service, Selection and Good Value by implementing a number of strategies throughout the year.

We are constantly reevaluating and updating our merchandise mix to better address the evolving needs for workplace attire. As a result of this vigilance, we will be increasing our offering of opening price point merchandise throughout the coming year to provide our customers the quality they are seeking at prices they can afford.

Equally important, we continued our efforts to update store locations across the country throughout 2001 to ensure each customer's in-store experience is



opportunities and to implement change."

David Edwab

Vice Chairman of the Board

"We remain focused on becoming the



George Zimmer
Chairman & Chief Executive Officer

consistent with the quality of clothing they are searching for and the superior level of service they receive.

Leveraging Our Leadership Position

The Men's Wearhouse made great strides in leveraging both our leadership positions in formalwear sales and the corresponding infrastructure investments throughout our entire family of brands in 2001.

This year saw the completion of our aggressive initiative to make our tuxedo rental program available through more than 370 Men's Wearhouse locations across the country. We have begun tapping into the $1.4 billion tuxedo rental market, which has been historically comprised of local and regional chains. We also began extending our investment in K&G in a similar fashion by expanding our women's apparel offering to 19 K&G locations during the year, primarily in the Atlanta, Chicago, Cincinnati, greater New York and Philadelphia markets. While this initiative is still in the early stages of development, we are encouraged by the initial results.

Moores Clothing for Men, our Canadian brand, continued to prosper from the ongoing transfer and application of sales techniques and merchandising and marketing strategies that were initially developed by The Men's Wearhouse.

The Company was also recognized by *Fortune* magazine for the third consecutive year as one of the 100 Best Companies to Work for in America, proving once again that our strongest asset cannot be found on our balance sheet. Rather, it is in the more than 10,000 employees who continually strive to ensure the consistency and viability of our brand from store to store, state to state, and province to province in challenging and changing times.

I would like to take this opportunity to personally thank each and every one of them.

Looking to the Future

The only certainty for any company is that its future will be filled with change, and The Men's Wearhouse is no exception. Two changes that occurred within the Company's senior management team at the end of the year are worthy of particular note.

After more than a quarter century of unparalleled service and support, Richard Goldman is leaving day-to-day operations with The Men's Wearhouse to write a book and embark on some personal pursuits. While we will all miss Richie's wit, insight and presence in the halls, we wish him the very best.

Simultaneously, David Edwab, with whom The Men's Wearhouse enjoys a long and successful history, has stepped down from his position as Senior Managing Director with Bear, Stearns & Co., Inc. to extend his efforts beyond his role on our Board to assist the Company with its strategic focus on a full-time basis.

undisputed leader in every market we serve."

As we look ahead to 2002, several factors give us reason for considerable optimism. As this report went to press, the economy is showing signs of improvement for the first time in more than a year. Our tuxedo rental program is now fully in place, positioning the Company to reap a full year of benefits from a market that was heretofore untapped.

The year ahead holds tremendous promise. We entered it with a renewed and reinvigorated commitment to our core skills and strategies. All of us at The Men's Wearhouse appreciate the confidence you have placed in our Company, and we pledge to perform to our utmost in 2002. We look forward to realizing our full potential and sharing its benefits with you. ■



The Men's Wearhouse family of brands continues to be one of North America's strongest retailers. The success of our Company has been predicated on a simple premise: take what most men consider a daunting and confusing task — shopping for clothing — and turn it into a comfortable and rewarding experience.

*The Company has been able to successfully replicate this experience across its family of three brands — **Men's Wearhouse** and **K&G stores** in the U.S., and **Moores Clothing for Men** in Canada — by leveraging our core competencies in merchandising, marketing and training across each of these brands.*


“You’re going to like the way you look.


I guarantee it."
" from the Men's Wearhouse TV commercial, "Moving On."


Clothing for men. Clothing for women.
K&G TV commercials featuring real customers Andrea Greer and Marion Williams.

Clothing for le






Well Made. Well Priced. Well Dressed.

A scene from the Moores TV commercial, "Different Cuts."

"We have managed our processes in such a way that we completed 2001 with less inventory at the end of the year than we had at the end of the preceding year on a per square foot basis."

Listen ing >> Learn ing >>

"The retail environment is constantly changing. To stay at the forefront, you must be willing to continually challenge what you do and why you do it."

"One of this company's strongest assets is its ability to identify talented individuals and to empower them to grow personally and professionally."

Leverag ing >> Look ing >>

"You have to embrace change. But, you also need the courage to keep what is working."

LISTENING

David Edwab
Vice Chairman of the Board

LEARNING

Doug Ewert
Executive Vice President &
General Merchandise Manager

LEVERAGING

Charlie Bresler
Executive Vice President

LOOKING

Carole Souvenir
Senior Vice President
Employee Relations

Listening to the Wants of a Wandering Marketplace

During the last decade, the number of specialty retailers has more than doubled, a rate that is incredibly disproportional to population growth in America during the same period. As a result, our core customer, a man from his mid-thirties to mid-fifties, now has more clothing options available to him than ever before. Add to this the ongoing evolution of business casual and it's no wonder why his buying patterns are more than a little unpredictable.

With purchases that are typically need driven, what our customer is looking for most is guidance. And, that's exactly what The Men's Wearhouse is giving him.

Throughout the year, we continued to adjust and increase our mix of non-tailored items so that they now comprise approximately 40 percent of our overall product offering. But, more than simply increasing our casual product offering, we're applying the same personalized service that made us an industry leader in men's formalwear to arm our customers with "Casual Know-How." As a result, they are making more informed decisions and the right choices, choices that are having a positive impact on their appearance and our performance.

Our casual business, which is comprised primarily of knits and wovens, sport coats, outerwear and related accessories, continued to increase throughout the year at all three brands. This is not only enabling us to leverage our existing client base, it is also giving us the opportunity to attract new customers.

The Company embarked on two additional initiatives during the year to further increase our reach with existing customers and our appeal to potential customers—tapping our customer base electronically through e-mail and our online presence, and through the expansion of women's wear to 19 K&G locations.

While these initiatives are still in their infancy, we are optimistic about the potential embodied in each.

Learning Where Adjustments Bring Value — and Making Them

Simply listening to our customers is not enough. There are any number of reasons for doing what's right: doing what's right for our customers, doing what's right to ensure long-term relationships with our vendors instead of short-term gains, doing what's right for our employees, and doing what's right for our shareholders. And together, they offer a huge, long-term collective benefit for the group as a whole.

To do this requires monitoring our efforts and making the appropriate adjustments to address changes in the marketplace or the economy. The Men's Wearhouse instituted numerous changes in light of and in response to the continued economic downturn of 2001, the results of which are just now becoming evident.

Throughout the year, we managed the components of our infrastructure that are most variable in nature very tenaciously with a keen focus on maximizing productivity as opposed to simply controlling or eliminating costs. Marketing, store level payroll and inventory management were the key areas affected by these efforts.

In spite of making the necessary adjustments to bring the investment in each of these areas in line with the sluggish economic environment that marked the year, we were still able to make significant advances on a number of fronts. We anticipate these advances will deliver numerous ongoing dividends.

Three of these advances are of particular note. We continued our efforts to update our in-store look at Men's Wearhouse locations across the country, as part of our ongoing strategy to ensure each customer's in-store experience is consistent regardless of which region they are in.

We also began promoting our online presence, menswearhouse.com, in television commercials throughout the year. By emulating our in-store experience online, we have been able to tap a new and growing audience

"We've issued a new challenge:

and to equip them with a valuable online resource for making more informed decisions on clothing, etiquette and an increasing number of related topics.

Equally important, as part of an ongoing initiative to strengthen the bond with our customers and to improve our service to them at every level, we have begun deploying an integrated series of strategies directed at increasing the impact of our loyalty program at all of our store locations, as well as online.

Leveraging Our Investments

We are continually seeking out opportunities to leverage our extensive investment in infrastructure in ways that increase the value we deliver to our customers and, in turn, the value we deliver to our shareholders.

The expansion of our tuxedo rental program to more than 370 Men's Wearhouse locations during 2001 is the most obvious reflection of this commitment.

Looking Ahead

A single tenet guides all of our actions at The Men's Wearhouse, "If you think that all of the hard work is in the past, then you have no future." It is precisely this attitude that has enabled the Company to triumph over one of the most challenging years in the Company's 28-year history.

Our conservative financial strategies not only allowed us to press forward with all of our expansion plans during 2001, they have positioned us to capitalize fully on real estate and asset acquisition opportunities should they present themselves in the coming year as a result of this prolonged downturn.

Our ability to execute our expansion plans and all of our related support strategies have placed The Men's Wearhouse in the perfect position to capitalize on the economic rebound as it occurs, and to gain significant mind and market share in the process.

Do a job that's worthy of your peers."

We will extend the program to an additional 125 stores by the end of the first quarter of 2002.

Tuxedo rentals currently account for slightly more than one percent of our total revenue mix at our Men's Wearhouse stores. We expect this amount to increase significantly as the program becomes established and it begins receiving active marketing support.

The value of this program is three-fold. Once matured, it will deliver the potential for a significantly higher profit margin than our traditional retail operations. It provides additional value to our existing client base while driving new traffic through our stores. And, it is a huge, highly fragmented market that has been traditionally served by local and regional chains and independent retailers, and as such, has no dominant national leader.

We will continue to aggressively pursue opportunities that allow us to build on our core businesses and to improve our product offerings and position within the marketplace.

Difficult decisions arose throughout the year, and we made them. The year presented obstacle after obstacle, and we averted each of them. And, it was our ability to deal with these issues and still hold true to our Company's core principles and values that enabled us to continue building momentum and making progress in reaching our long-term objectives throughout the year. This commitment and capacity will continue to serve us well in the year to come, regardless of the economic conditions.

As we continue moving ahead, we are demanding the very best from ourselves and we ask that our shareholders do the same. We have emerged from a very tumultuous year stronger, more focused and recommitted to our core principles of Service, Selection and Good Value, all of which leaves us better positioned to meet the evolving needs of every market that we now serve.

We look forward with you to a year of unparalleled potential, intent on exploiting each opportunity to build on all of our past achievements.



Neill P. Davis

Executive Vice President,

Chief Financial Officer & Treasurer

Financial Letter

If you are in business for any period of time, you quickly discover that economic storms are inevitable and that your organization will be forced to weather its fair share of them. The true measure of a company's success is its ability to not only endure these storms but to emerge stronger as a result of them. While The Men's Wearhouse has been a public company a relatively short time, the organization is more than a quarter century old and enjoys a proud history of facing unique challenges and overcoming all types of economic obstacles.

However, 2001 was unique in terms of the variables that came together to present a volatile environment that no one could have predicted. Our focus on building a sound financial foundation has enabled us to consistently produce favorable operating results, regardless of the economic environment, and it is precisely this foundation that enabled The Men's Wearhouse to produce solid results in a year marked by such rampant turmoil and upheaval.

The same foundation that provided us with the strength to withstand this turbulent year continues to provide the Company with the necessary financial flexibility to continuously monitor our business and to make the necessary modifications to address fluctuations in the marketplace as they occur, not after the fact.

And, the financial agility that is brought about by this strong foundation continues to provide the Company the freedom to pursue opportunities on every front and to capitalize on those that make the most long-term sense for our organization.

Our business at The Men's Wearhouse is not complicated and we feel strongly that our financial statements should not be complicated either. We have done our best to present our performance in a straightforward manner that is easy to understand in an effort to enable you to better understand our business fundamentals and to provide a true measure of our performance relative to the other participants within our sector.

We believe wholeheartedly that no other competitor comes close to offering the stability and potential found within our Company. We think you will agree once you have had the opportunity to review our financial statements.

We encourage you to take the time to review them thoroughly, and we urge you to contact us should you have any questions.

Sincerely,



Financial Review 2001

The following selected statement of earnings and balance sheet information for the fiscal years indicated has been derived from The Men's Wearhouse, Inc. (the "Company") audited consolidated financial statements. The Selected Financial Data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto. References herein to years are to the Company's 52-week or 53-week fiscal year, which ends on the Saturday nearest January 31 in the following calendar year. For example, references to "2001" mean the fiscal year ended February 2, 2002. All fiscal years for which financial information is included herein had 52 weeks, except 2000 which had 53 weeks.

Financial and operating data for all periods presented reflect the retroactive effect of the February 1999 combination with Moores Retail Group Inc. ("Moores") and the June 1999 combination with K&G Men's Center, Inc. ("K&G"), both accounted for as a pooling of interests (see Note 2 of Notes to Consolidated Financial Statements). The pro forma 1999 statement of earnings data excludes the non-recurring charges related to these combinations.

The statements in this annual report that relate to future plans, events or performance are forward looking statements. The forward looking statements are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be significantly impacted by various factors, including domestic and international economic activity and inflation, the Company's successful execution of internal operating plans and new store and new market expansion plans, performance issues with key suppliers, severe weather, foreign currency fluctuations, government export and import policies and legal proceedings and other factors described herein and in the Company's annual report on Form 10-K for the year ended February 2, 2002.

SELECTED FINANCIAL DATA

(Dollars and shares in thousands, except per share and per square foot data)

	1997	1998	1999	PRO FORMA 1999	2000	2001
Statement of Earnings Data:						
Net sales	$875,319	$1,037,831	$1,186,748	$1,186,748	$1,333,501	$1,273,154
Gross margin	315,169	377,834	438,966	438,966	514,666	451,111
Operating income	74,333	95,045	100,931	115,638	141,158	73,841
Earnings before extraordinary item	37,334	50,142	55,957	67,188	84,661	43,276
Earnings per share of common stock before extraordinary item[(1)]:						
Basic	$ 0.95	$ 1.23	$ 1.34	$ 1.61	$ 2.03	$ 1.06
Diluted	$ 0.93	$ 1.19	$ 1.32	$ 1.58	$ 2.00	$ 1.04
Weighted average shares outstanding[(1)]	39,194	40,738	41,848	41,848	41,769	40,997
Weighted average shares outstanding plus dilutive potential common shares[(1)]	42,275	42,964	42,452	42,452	42,401	41,446
Operating Information:						
Percentage increase/(decrease) in comparable US store sales[(2)]	9.2%	9.6%	7.7%		3.3%	(10.2)%
Percentage increase in comparable Canadian store sales[(2)]	4.5%	2.1%	0.3%		8.3%	4.2%
Average square footage—all stores[(3)]	5,868	6,146	6,193		6,520	7,046
Average sales per square foot of selling space[(4)]	$ 378	$ 384	$ 400		$ 406	$ 336
Number of stores:						
Open at beginning of the period	460	526	579		614	651
Opened	65	65	54		39	32
Acquired	6	4	—		1	—
Closed	(5)	(16)	(19)		(3)	(3)
Open at end of the period	526	579	614		651	680
Capital Expenditures	$ 31,825	$ 53,474	$ 47,506		$ 79,411	$ 64,777

	JANUARY 31, 1998	JANUARY 30, 1999	JANUARY 29, 2000	FEBRUARY 3, 2001	FEBRUARY 2, 2002
Balance Sheet Information:					
Working capital	$234,376	$230,624	$280,251	$316,213	$301,935
Total assets	500,371	535,076	611,195	713,317	717,869
Long-term debt[(5)]	107,800	44,870	46,697	42,645	37,740
Shareholders' equity	261,357	351,455	408,973	494,987	509,883

(1) Adjusted to give effect to a 50% stock dividend effected on June 19, 1998.

(2) Comparable store sales data is calculated by excluding the net sales of a store for any month of one period if the store was not open throughout the same month of the prior period. Fiscal year 2000 is calculated on a 52-week basis.

(3) Average square footage—all stores is calculated by dividing the total square footage for all stores open at the end of the period by the number of stores open at the end of such period.

(4) Average sales per square foot of selling space is calculated by dividing total selling square footage for all stores open the entire year into total sales for those stores.

(5) January 31, 1998 balances include the 51/4% Convertible Subordinated Notes Due 2003. In August 1998, the Company gave notice to the holders of its outstanding 51/4% Convertible Subordinated Notes (the "Notes") that the Company would redeem the Notes on September 14, 1998. As a result, $36.8 million principal amount of the Notes was converted into 1.6 million shares of the Company's common stock and $20.7 million principal amount was redeemed for an aggregate of $21.5 million. An extraordinary charge of $0.7 million, net of tax benefit of $0.5 million, related to the early retirement of the Notes in fiscal 1998 was recognized.

GENERAL

The Men's Wearhouse opened its first store in Houston, Texas in August 1973. The Company combined with Moores Retail Group Inc. ("Moores") in February 1999 and with K&G Men's Center, Inc. ("K&G") in June 1999, with both combinations accounted for as a pooling of interests (see Note 2 of Notes to Consolidated Financial Statements). At February 2, 2002, we operated 567 stores in the United States and 113 stores in Canada. We opened 54 stores in 1999, 39 stores in 2000 and 32 stores in 2001; in addition, we acquired one store in 2000. Expansion is generally continued within a market as long as management believes it will provide profitable incremental sales volume. Historically, this growth has resulted in significant increases in net sales and has also contributed to increased net earnings. However, in 2001, we experienced decreases in net sales and net earnings as a result of the declining US economy and the effects of the events of September 11, 2001 (see "Results of Operations" discussion herein).

Like most retailers, our business is subject to seasonal fluctuations. Historically, more than 30% of our net sales and more than 45% of our net earnings have been generated during the fourth quarter of each year. Because of the seasonality of our business, results for any quarter are not necessarily indicative of the results that may be achieved for the full year.

We currently intend to continue our expansion in new and existing markets and plan to open approximately 20 new Men's Wearhouse stores and five new K&G stores in 2002 and to expand and relocate approximately 24 existing Men's Wearhouse stores and up to five existing K&G stores. The average cost (excluding telecommunications and point-of-sale equipment and inventory) of opening a new store is expected to be approximately $0.3 million for a Men's Wearhouse store and approximately $0.6 million for a K&G store in 2002.

We have closed 25 stores in the three years ended February 2, 2002. Generally, in determining whether to close a store, we consider the store's historical and projected performance and the continued desirability of the store's location. In determining store contribution, the Company considers net sales, cost of sales and other direct store costs, but excludes buying costs, corporate overhead, depreciation and amortization, financing costs and advertising. Store performance is continually monitored and, occasionally, as neighborhoods and shopping areas change, management may determine that it is in our best interest to close or relocate a store. In 1999, four of the stores closed were stores acquired in January 1997 that were closed as part of our efforts to integrate and develop our operations that target the more price sensitive clothing customer. Of the remaining 15 stores closed in 1999, two were closed due to substandard performance or lease expiration and 13 were closed to eliminate duplicate store sites following the combinations with Moores and K&G. In 2000, three stores were closed due to substandard performance. In 2001, three stores were closed due to substandard performance or lease termination.

CRITICAL ACCOUNTING POLICIES

The preparation of our consolidated financial statements requires the appropriate application of accounting policies in accordance with generally accepted accounting principles. In many instances, this also requires management to make estimates and assumptions about future events that affect the amounts and disclosures included in our financial statements.

We base our estimates on historical experience and various assumptions that we believe are reasonable under the circumstances. However, since future events and conditions and their effects cannot be determined with certainty, actual results will differ from our estimates, and such differences could be material to our financial statements.

Our accounting policies are described in Note 1 of Notes to Consolidated Financial Statements. We consistently apply these policies and continuously evaluate the reasonableness of our estimates in light of actual events. Historically, we have found our accounting policies to be appropriate and our estimates and assumptions reasonable. We believe our critical accounting policies and our most significant estimates are those that relate to inventories and our estimated liabilities for the self-insured portions of our workers' compensation and employee health benefit costs.

Our inventory is carried at the lower of cost or market. Cost is determined on the first-in, first-out method for approximately 74% of our inventory and on the retail inventory method for the remaining 26%. Our inventory cost also includes estimated procurement and distribution costs (warehousing, freight, hangers and merchandising costs) associated with the inventory, with the balance of such costs included in cost of sales. We make assumptions, based primarily on historical experience, as to items in our inventory that may be damaged, obsolete or salable only at marked down prices and reduce the cost of inventory to reflect the market value of these items. If actual damages, obsolescence or market demand is significantly different from our estimates, additional inventory write-downs could be required. In addition, procurement and distribution costs are allocated to inventory based on the ratio of annual product purchases to average inventory cost. If this ratio were to change significantly, it could materially affect the amount of procurement and distribution costs included in cost of sales.

We self-insure portions of our workers' compensation and employee medical costs. We estimate our liability for future payments under these programs based on historical experience and various assumptions as to participating employees, health care costs, number of claims and other factors. We also use actuarial estimates with respect to workers' compensation. If the number of claims or the costs associated with those claims were to increase significantly over our estimates, additional charges to earnings could be necessary to cover required payments.

RESULTS OF OPERATIONS

The following table sets forth the Company's results of operations expressed as a percentage of net sales for the periods indicated:

FISCAL YEAR	1999	2000	2001
Net sales	100.0%	100.0%	100.0%
Cost of goods sold, including buying and occupancy costs	63.0	61.4	64.6
Gross margin	37.0	38.6	35.4
Selling, general and administrative expenses	27.2	28.0	29.6
Combination expenses	1.3	—	—
Operating income	8.5	10.6	5.8
Interest expense, net	0.2	0.1	0.2
Earnings before income taxes	8.3	10.5	5.6
Income taxes	3.6	4.2	2.2
Earnings before extraordinary item	4.7%	6.3%	3.4%

2001 Compared with 2000 The following table presents a breakdown of 2000 and 2001 net sales of the Company by stores open in each of these periods (in millions):

	NET SALES		
STORES	2000	2001	INCREASE/ (DECREASE)
32 stores opened in 2001	$ —	$ 26.7	$ 26.7
40 stores opened or acquired in 2000	37.6	74.4	36.8
Stores opened before 2000	1,295.9	1,172.1	(123.8)
Total	$1,333.5	$1,273.2	$ (60.3)

The Company's net sales decreased $60.3 million, or 4.5%, to $1,273.2 million for 2001 due primarily to decreased sales in US stores open prior to fiscal year 2000, offset by increased sales from stores opened in 2000 and 2001. Comparable store sales (which are calculated by excluding the net sales of a store for any month of one period if the store was not open throughout the same month of the prior period) for 2001 decreased 10.2% in the US and increased 4.2% in Canada from 2000. The decrease in comparable sales for the US stores was due mainly to the declining US economy. Sales of men's tailored apparel are particularly affected since buying patterns for men are considered to be more discretionary than those in other apparel areas. The negative effect of the terrorist events of September 11, 2001 on retail and numerous other business sectors also contributed to the decline.

Gross margin decreased $63.6 million, or 12.3%, to $451.1 million in 2001. As a percentage of sales, gross margin decreased from 38.6% in 2000 to 35.4% in 2001. This decrease in gross margin predominately resulted from an increase in occupancy cost (which is relatively constant on a per store basis) as a percentage of sales and a larger percentage of the sales mix being contributed by our lower margin K&G brand.

Selling, general and administrative ("SG&A") expenses, as a percentage of sales, were 29.6% in 2001 compared to 28.0% in 2000, with SG&A expenditures increasing by $3.8 million or 1.0% to $377.3 million. On an absolute dollar basis, the principal components of SG&A expenses increased primarily due to our growth in number of stores and increased infrastructure support costs. As a percentage of sales, advertising expense decreased from 5.2% to 4.8%, store salaries increased from 11.1% to 11.4% and other SG&A expenses increased from 11.7% to 13.4%.

Interest expense, net of interest income, increased from $0.8 million in 2000 to $2.9 million in 2001. Weighted average borrowings outstanding increased $15.4 million from the prior year to $65.3 million in 2001, and the weighted average interest rate on outstanding indebtedness decreased from 7.1% to 5.4%. The increase in the weighted average borrowings resulted primarily from increased short-term borrowings under our credit facilities. The decrease in the weighted average interest rate was due primarily to decreases during 2001 in the LIBOR rate. Interest expense was offset by interest income from the investment of excess cash of $2.8 million in 2000 and $0.8 million in 2001. See "Liquidity and Capital Resources" discussion herein.

Our effective income tax rate for the year ended February 2, 2002 was 39.0% compared to 39.7% for the prior year. The effective tax rate was higher than the statutory federal rate of 35% primarily due to the effect of state income taxes.

These factors resulted in 2001 net earnings of $43.3 million or 3.4% of net sales, compared with 2000 net earnings of $84.7 million or 6.3% of net sales.

2000 Compared with 1999 The following table presents a breakdown of 1999 and 2000 net sales of the Company by stores open in each of these periods (in millions):

	NET SALES		
STORES	1999	2000	INCREASE
40 stores opened or acquired in 2000	$ —	$ 37.6	$ 37.6
54 stores opened in 1999	49.5	126.3	76.8
Stores opened before 1999	1,137.2	1,169.6	32.4
Total	$1,186.7	$1,333.5	$146.8

Our net sales increased $146.8 million, or 12.4%, to $1,333.5 million for 2000 due primarily to sales resulting from the increased number of stores and increased sales at existing stores. Sales also increased as a result of the additional week in 2000, a 53-week year. Comparable store sales for 2000, calculated on a 52-week to 52-week basis, increased 3.3% in the US and 8.3% in Canada from 1999.

Gross margin increased $75.7 million, or 17.2%, to $514.7 million in 2000. As a percentage of sales, gross margin increased from 37.0% in 1999 to 38.6% in 2000. This increase in gross margin resulted mainly from a decrease in product costs as a percentage of sales, offset partially by an increase in occupancy costs.

Selling, general and administrative ("SG&A") expenses, as a percentage of sales, were 28.0% in 2000, a 0.8% increase from the prior year, while SG&A expenditures increased by $50.2 million to $373.5 million. On an absolute dollar basis, the principal components of SG&A expenses increased primarily due to our growth. As a percentage of net sales, advertising expense decreased from 5.4% to 5.2%, store salaries increased from 10.6% to 11.1% and other SG&A expenses increased from 11.2% to 11.7%.

Interest expense, net of interest income, decreased from $2.6 million in 1999 to $0.8 million in 2000. Weighted average borrowings outstanding decreased $11.1 million from the prior year to $49.9 million in 2000, and the weighted average interest rate on outstanding indebtedness increased from 6.8% to 7.1%. The decrease in the weighted average borrowings resulted primarily from payments on long-term debt and reduced short-term borrowings under our credit facilities. The increase in the weighted average interest rate was due primarily to increases during 2000 in the LIBOR rate. Interest expense was offset by interest income from the investment of excess cash of $1.6 million in 1999 and $2.8 million in 2000. See "Liquidity and Capital Resources" discussion herein.

Our effective income tax rate for the year ended February 3, 2001 was 39.7% and 43.1% for the prior year. The effective tax rate was higher than the statutory federal rate of 35% primarily due to the effect of state income taxes, the nondeductibility of a portion of meal and entertainment expenses and, in 1999, nondeductible transaction costs.

These factors resulted in 2000 earnings before extraordinary item of $84.7 million or 6.3% of net sales, compared with 1999 earnings before extraordinary item of $56.0 million or 4.7% of net sales. Our earnings before extraordinary item, as reported and after the effect of non-recurring charges related to the combinations with Moores and K&G in 1999, were as follows (in thousands, except per share amounts):

FISCAL YEAR	1999	2000
Earnings before extraordinary item, as reported	$55,957	$84,661
Combination expenses:		
Transaction costs, net of tax benefit of $633	7,074	—
Duplicative store closing costs, net of tax benefit of $2,471	3,599	—
Litigation costs, net of tax benefit of $372	558	
Earnings before extraordinary item and non-recurring charges	$67,188	$84,661
Diluted earnings per share before extraordinary item, as reported	$ 1.32	$ 2.00
Diluted earnings per share before extraordinary item and non-recurring charges	$ 1.58	$ 2.00

LIQUIDITY AND CAPITAL RESOURCES

We have a revolving credit agreement with a group of banks (the "Credit Agreement") that provides for borrowing of up to $125 million through February 5, 2004. Advances under the Credit Agreement bear interest at a rate per annum equal to, at our option, the agent's prime rate or the reserve adjusted LIBOR rate plus a varying interest rate margin. The Credit Agreement also provides for fees applicable to unused commitments. As of February 3, 2001 and February 2, 2002, there was no indebtedness outstanding under the Credit Agreement.

The Credit Agreement contains various restrictive and financial covenants, including the requirement to maintain a minimum level of net worth and certain financial ratios. The Credit Agreement also prohibits payment of cash dividends on our common stock. We are in compliance with the covenants in the Credit Agreement.

In addition, we have two Canadian credit facilities: a revolving credit agreement which provides for borrowings up to Can$30 million (US$19 million) through February 5, 2004 and a term credit agreement under which we borrowed Can$75 million (US$47 million) in February 1999. The term borrowing is payable in quarterly installments of Can$0.9 million (US$0.6 million) beginning May 1999, with the remaining unpaid principal payable on February 5, 2004. The effective interest rate for the term borrowing was 6.3% and 2.8% at February 3, 2001 and February 2, 2002, respectively. Covenants and interest rates are substantially similar to those contained in our Credit Agreement. As of February 3, 2001 and February 2, 2002, there was US$45.2 million and US$40.1 million outstanding under these credit agreements, respectively.

Our primary sources of working capital are cash flow from operations and borrowings under the Credit Agreement. We had working capital of $280.3 million, $316.2 million and $301.9 million at the end of 1999, 2000 and 2001, respectively. Historically, our working capital has been at its lowest level in January and February, and has increased through November as inventory buildup is financed with both short-term and long-term borrowings in preparation for the fourth quarter selling season.

Our operating activities provided net cash of $101.3 million, $94.7 million and $52.3 million in 1999, 2000 and 2001, respectively. These amounts resulted mainly from net earnings plus depreciation and amortization and increases in liabilities, offset by increases in inventories and other assets and, in 2001, a decrease in income taxes payable. The increase in inventories of $15.7 million in 1999, $36.6 million in 2000 and $22.8 million in 2001 resulted from the addition of inventory for new and acquired stores and stores expected to be opened shortly after the year-end, backstocking and the purchase of fabric used in the direct sourcing of inventory. Other assets increased primarily due to increased investment in tuxedo rental merchandise, while income taxes payable decreased in 2001 mainly due to reduced earnings.

Our investing activities used net cash of $43.9 million, $83.4 million and $66.4 million in 1999, 2000 and 2001, respectively, due mainly to capital expenditures of $47.5 million, $79.4 million and $64.8 million in 1999, 2000 and 2001, respectively. The following table details our capital expenditures (in millions):

	1999	2000	2001
New store construction	$17.2	$15.9	$13.3
Relocation and remodeling of existing stores	13.5	28.9	27.8
Information technology	9.3	18.2	13.2
Distribution facilities	4.0	10.0	6.4
Other	3.5	6.4	4.1
Total	$47.5	$79.4	$64.8

Property additions relating to new stores include stores in various stages of completion at the end of the fiscal year (one store at the end of 1999, two stores at the end of 2000 and three stores at the end of 2001). Our expenditures for the relocation and remodeling of existing stores have increased as we have opened fewer new stores.

In addition, in 1999 the Company purchased the minority interests in certain K&G stores for $2.1 million. We also had $6.0 million cash provided from investing activities in 1999 from net maturities of short-term investments.

In March 2002, we entered into agreements for the license, implementation and maintenance of several software applications developed and owned by a third party. The applications subject to the agreements relate to transaction processing associated with purchasing, distributing and retail sales of merchandise, as well as tools necessary to plan those activities and evaluate actual performance. We expect the phased implementation of these software applications to take place over the next 36 months and ultimately lead to a common system across all of our brands.

During 2002, we expect to incur approximately $6 million for software and related implementation costs and similar amounts in each of the subsequent two years. The timetable with respect to this implementation is within our discretion.

We used net cash in financing activities of $10.5 million in 1999, $4.7 million in 2000 and $30.7 million in 2001 mainly for net payments of long-term debt and purchases of treasury stock. In January 2000, the Board of Directors authorized the repurchase of up to one million shares in the open market or in private transactions, dependent on the market price and other considerations. On January 31, 2001, the Board of Directors authorized an expansion of the stock repurchase program for up to an additional two million shares of our common stock. During 2000 and 2001, we repurchased 335,000 and 1,185,000 shares of our common stock under this program at a cost of $7.9 million and $30.4 million, respectively.

During 2000, in connection with the share repurchase program, we issued three separate option contracts under which the contract counterparties had the option to require us to purchase 650,000 shares of our common stock at specific strike prices per share. We received premiums of $0.9 million for issuing these contracts, all of which expired unexercised.

Our primary cash requirements are to finance working capital increases as well as to fund capital expenditure requirements which are anticipated to be approximately $36.0 million for 2002. This amount includes the anticipated costs of opening approximately 20 new Men's Wearhouse stores and five new K&G stores in 2002 at an expected average cost per store of approximately $0.3 million for the Men's Wearhouse stores and approximately $0.6 million for the K&G stores (excluding telecommunications and point-of-sale equipment and inventory). The balance of the capital expenditures for 2002 will be used for telecommunications, point-of-sale and other computer equipment and systems and store relocations, remodeling and expansion. The Company anticipates that each of the approximately 20 new Men's Wearhouse stores and each of the approximately five new K&G stores will require, on average, an initial inventory costing approximately $0.5 million and $1.0 million, respectively (subject to the same seasonal patterns affecting inventory at all stores), which will be funded by our revolving credit facility, trade credit and cash from operations. The actual amount of future capital expenditures and inventory purchases will depend in part on the number of new stores opened and the terms on which new stores are leased. Additionally, the continuing consolidation of the men's tailored clothing industry and recent financial difficulties of significant menswear retailers may present us with opportunities to acquire retail chains significantly larger than our past acquisitions. Any such acquisitions may be undertaken as an alternative to opening new stores. We may use cash on hand, together with cash flow from operations, borrowings under the Credit Agreement and issuances of equity securities, to take advantage of significant acquisition opportunities.

We anticipate that our existing cash and cash flow from operations, supplemented by borrowings under our various credit agreements, will be sufficient to fund planned store openings, other capital expenditures and operating cash requirements for at least the next 12 months.

In connection with our direct sourcing program, we may enter into purchase commitments that are denominated in a foreign currency (primarily the Euro). We generally enter into forward exchange contracts to reduce the risk of currency fluctuations related to such commitments. As the majority of the forward exchange contracts are with five financial institutions, we are exposed to credit risk in the event of nonperformance by these parties. However, due to the creditworthiness of these major financial institutions, full performance is anticipated. We may also be exposed to market risk as a result of changes in foreign exchange rates. This market risk should be substantially offset by changes in the valuation of the underlying transactions.

OTHER MATTERS

In January 2000, we formed a joint venture company ("Chelsea") for the purpose of developing a new point-of-sale software system for the Company and after successful implementation, exploring the possibility of marketing the system to third parties. Under the terms of the agreement forming Chelsea, we owned 50% of Chelsea and a director and officer owned 50% with the understanding that the officer would assign, either directly or indirectly, some of his interest in Chelsea to other persons involved in the project. The point-of-sale system was developed and successfully deployed by the Company during 2000 and 2001. From January 2000 through March 2002, we funded and recognized as expense all of the operating costs of Chelsea, which aggregated $4.5 million. On March 31, 2002, Chelsea sold substantially all of its assets to an unrelated company regularly engaged in the development and licensing of software to the retail industry. In connection with the sale, a former employee of Chelsea filed suit attempting to enjoin the sale and alleging that he owned or was otherwise entitled to part of the officer's interest in Chelsea and alleging that the Company conspired with the officer to deprive him of such interest. This suit was settled in connection with the sale by paying the claimant a portion of the sale proceeds; concurrently, in connection with the settlement, the officer assigned his remaining interest in Chelsea to us and received none of the proceeds. As a result of the sale by Chelsea, and after giving effect to the settlement of the lawsuit, the Company received a net amount of $7.0 million. Approximately $4.5 million of this amount will be recognized as a pretax gain by the Company pending the resolution over the next 12 months of certain indemnification provisions related to the assets sold.

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board ("FASB") issued two new pronouncements: Statements of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"), and No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires all business combinations completed after June 30, 2001 to be accounted for using the purchase method and eliminates the pooling of interests method. SFAS 142 eliminates the amortization of goodwill and indefinite-lived intangible assets and is effective for fiscal years beginning after December 15, 2001. We will adopt SFAS 142 at the beginning of fiscal 2002, which will eliminate approximately $2.8 million of amortization expense related to the $35.6 million unamortized cost of such assets as of February 2, 2002. Amortization expense recognized in fiscal 2000 and 2001 for these assets was $3.2 million and $2.8 million, respectively. Based on the results of our preliminary evaluation of the impairment testing provisions of SFAS 142, we do not expect the adoption of this statement to have a material effect on our financial position or results of operations in the foreseeable future.

In June and August 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), and Statement No. 144, "Impairment or Disposal of Long-lived Assets" ("SFAS 144"). SFAS 143 addresses the accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs and is effective for fiscal years beginning after June 15, 2002. SFAS 144 provides a single accounting model for the impairment or disposal of long-lived assets and is effective for fiscal years beginning after December 15, 2001. Our adoption of these statements is not expected to have a material impact on our financial position or results of operations.

INFLATION

The impact of inflation on the Company has been minimal.

FORWARD-LOOKING STATEMENTS

Certain statements made herein and in other public filings and releases by the Company contain "forward-looking" information (as defined in the Private Securities Litigation Reform Act of 1995) that involve risk and uncertainty. These forward-looking statements may include, but are not limited to, future capital expenditures, acquisitions (including the amount and nature thereof), future sales, earnings, margins, costs, number and costs of store openings, demand for clothing, market trends in the retail clothing business, currency fluctuations, inflation and various economic and business trends. Forward-looking statements may be made by management orally or in writing, including, but not limited to, this Management's Discussion and Analysis of Financial Condition and Results of Operations section and other sections of our filings with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and the Securities Act of 1933.

Actual results and trends in the future may differ materially depending on a variety of factors including, but not limited to, domestic and international economic activity and inflation, our successful execution of internal operating plans and new store and new market expansion plans, performance issues with key suppliers, severe weather, foreign currency fluctuations, government export and import policies and legal proceedings. Future results will also be dependent upon our ability to continue to identify and complete successful expansions and penetrations into existing and new markets and our ability to integrate such expansions with our existing operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to exposure from fluctuations in U.S. dollar/Euro exchange rates. As further described in Note 8 of Notes to Consolidated Financial Statements, we utilize foreign currency forward exchange contracts to limit exposure to changes in currency exchange rates. At February 2, 2002, we had 20 contracts maturing in varying increments to purchase an aggregate notional amount of $16.9 million in foreign currency, maturing at various dates through January 2003. At February 3, 2001, we had 30 contracts maturing in varying increments to purchase an aggregate notional amount of $26.5 million in foreign currency. Unrealized pretax losses on these forward contracts totaled approximately $1.2 million at February 2, 2002 and approximately $0.6 million at February 3, 2001. A hypothetical 10% change in applicable February 2, 2002 forward rates would increase or decrease this pretax loss by approximately $1.6 million related to these positions. However, it should be noted that any change in the value of these contracts, whether real or hypothetical, would be significantly offset by an inverse change in the value of the underlying hedged item.

Moores conducts its business in Canadian dollars. The exchange rate between Canadian dollars and U.S. dollars has fluctuated over the last ten years. If the value of the Canadian dollar against the U.S. dollar weakens, then the revenues and earnings of our Canadian operations will be reduced when they are translated to U.S. dollars. Also, the value of our Canadian net assets in U.S. dollars may decline.

We are also subject to market risk due to our long-term floating rate term loan of $40.1 million at February 2, 2002 (see Note 4 of Notes to Consolidated Financial Statements). An increase in market interest rates would increase our interest expense and our cash requirements for interest payments. For example, an average increase of 0.5% in the variable interest rate would increase our interest expense and payments by approximately $0.2 million.

CONSOLIDATED BALANCE SHEETS

(In thousands, except shares)

	FEBRUARY 3, 2001	FEBRUARY 2, 2002
ASSETS		
Current Assets:		
Cash	$ 84,426	$ 38,644
Inventories	355,284	375,471
Other current assets	34,954	37,220
Total current assets	474,664	451,335
Property and Equipment, At Cost:		
Land	5,778	5,778
Buildings	20,665	23,199
Leasehold improvements	130,117	154,398
Furniture, fixtures and equipment	168,700	203,154
	325,260	386,529
Less accumulated depreciation and amortization	(139,343)	(175,475)
Net property and equipment	185,917	211,054
Other Assets, net	52,736	55,480
Total	$713,317	$717,869
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 83,085	$ 87,381
Accrued expenses	49,894	44,033
Current portion of long-term debt	2,508	2,359
Income taxes payable	22,964	15,627
Total current liabilities	158,451	149,400
Long-Term Debt	42,645	37,740
Other Liabilities	17,234	20,846
Total liabilities	218,330	207,986
Commitments and Contingencies (Note 8)		
Shareholders' Equity:		
Preferred stock, $.01 par value, 2,000,000 shares authorized, 1 share issued	—	—
Common stock, $.01 par value, 100,000,000 shares authorized, 42,231,869 and 42,368,715 shares issued	422	424
Capital in excess of par	189,656	191,888
Retained earnings	311,852	355,128
Accumulated other comprehensive loss	(316)	(3,198)
Total	501,614	544,242
Treasury stock, 286,746 and 1,365,364 shares at cost	(6,627)	(34,359)
Total shareholders' equity	494,987	509,883
Total	$713,317	$717,869

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS

For the Years Ended January 29, 2000, February 3, 2001 and February 2, 2002

(In thousands, except per share amounts)

FISCAL YEAR	1999	2000	2001
Net sales	$1,186,748	$1,333,501	$1,273,154
Cost of goods sold, including buying and occupancy costs	747,782	818,835	822,043
Gross margin	438,966	514,666	451,111
Selling, general and administrative expenses	323,328	373,508	377,270
Combination expenses	14,707	—	—
Operating income	100,931	141,158	73,841
Interest expense (net of interest income of $1,568, $2,845 and $841, respectively)	2,580	839	2,867
Earnings before income taxes	98,351	140,319	70,974
Provision for income taxes	42,394	55,658	27,698
Earnings before extraordinary item	55,957	84,661	43,276
Extraordinary item, net of tax	2,912	—	—
Net earnings	$ 53,045	$ 84,661	$ 43,276
Net earnings per basic share:			
Earnings before extraordinary item	$ 1.34	$ 2.03	$ 1.06
Extraordinary item, net of tax	(0.07)	—	—
	$ 1.27	$ 2.03	$ 1.06
Net earnings per diluted share:			
Earnings before extraordinary item	$ 1.32	$ 2.00	$ 1.04
Extraordinary item, net of tax	(0.07)	—	—
	$ 1.25	$ 2.00	$ 1.04
Weighted average shares outstanding:			
Basic	41,848	41,769	40,997
Diluted	42,452	42,401	41,446

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the Years Ended January 29, 2000, February 3, 2001 and February 2, 2002

(In thousands, except shares)

	COMMON STOCK	CAPITAL IN EXCESS OF PAR	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME	TREASURY STOCK	TOTAL
BALANCE—January 30, 1999	$393	$178.144	$174.146	$ (233)	$ (995)	$351,455
Comprehensive income:						
Net earnings	—	—	53.045	—	—	53,045
Translation adjustment	—	—	—	292	—	292
Total comprehensive income						53.337
Common stock issued to stock discount plan—47.481 shares	—	1.301	—	—	—	1,301
Common stock issued upon exercise of stock options—67.201 shares	1	910	—	—	—	911
Common stock withheld to satisfy tax withholding liabilities of optionees—11.368 shares	—	(413)	—	—	—	(413)
Conversion of stock options upon combination with Moores	—	1.237	—	—	—	1.237
Conversion of exchangeable shares to common stock—1.515.629 shares	15	(15)	—	—	—	—
Tax benefit recognized upon exercise of stock options	—	418	—	—	—	418
Treasury stock purchased—50.000 shares	—	—	—	—	(1.273)	(1,273)
Treasury stock issued to profit sharing plan—66.011 shares	—	1.080	—	—	920	2,000
BALANCE—January 29, 2000	409	182.662	227.191	59	(1.348)	408.973
Comprehensive income:						
Net earnings	—	—	84.661	—	—	84.661
Translation adjustment	—	—	—	(375)	—	(375)
Total comprehensive income						84.286
Common stock issued to stock discount plan—44.713 shares	—	1.020	—	—	—	1,020
Common stock issued upon exercise of stock options—248.653 shares	3	3.874	—	—	—	3.877
Common stock withheld to satisfy tax withholding liabilities of optionees—3.890 shares	—	(109)	—	—	—	(109)
Conversion of exchangeable shares to common stock—984.353 shares	10	(10)	—	—	—	—
Tax benefit recognized upon exercise of stock options	—	1.382	—	—	—	1.382
Proceeds from sale of option contracts	—	929	—	—	—	929
Treasury stock purchased—335.000 shares	—	—	—	—	(7.871)	(7.871)
Treasury stock issued to profit sharing plan—103.627 shares	—	(92)	—	—	2.592	2.500

	COMMON STOCK	CAPITAL IN EXCESS OF PAR	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME	TREASURY STOCK	TOTAL
BALANCE—February 3, 2001	422	189,656	311,852	(316)	(6,627)	494,987
Comprehensive income:						
Net earnings	—	—	43,276	—	—	43,276
Translation adjustment	—	—	—	(2,157)	—	(2,157)
Cumulative effect of accounting change on derivative instruments	—	—	—	(331)	—	(331)
Change in derivative fair value	—	—	—	(394)	—	(394)
Total comprehensive income						40,394
Common stock issued to stock discount plan—56,617 shares	1	940	—	—	—	941
Common stock issued upon exercise of stock options—79,479 shares	1	1,211	—	—	—	1,212
Tax benefit recognized upon exercise of stock options	—	258	—	—	—	258
Treasury stock purchased—1,185,000 shares	—	—	—	—	(30,409)	(30,409)
Treasury stock issued to profit sharing plan—106,382 shares	—	(177)	—	—	2,677	2,500
BALANCE—February 2, 2002	$424	$191,888	$355,128	$(3,198)	$(34,359)	$509,883

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended January 29, 2000, February 3, 2001 and February 2, 2002

(In thousands)

FISCAL YEAR	1999	2000	2001
Cash Flows From Operating Activities:			
Net earnings	$53,045	$84,661	$43,276
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Extraordinary item, net of tax	2,912	—	—
Depreciation and amortization	30,082	34,689	41,949
Deferred tax provision (benefit)	(1,430)	6,028	3,354
Stock option compensation expense	889	—	—
Duplicate facility costs	4,004	—	—
Increase in inventories	(15,737)	(36,632)	(22,773)
Increase in other assets	(1,844)	(8,341)	(8,995)
Increase in accounts payable and accrued expenses	24,475	1,534	719
Increase (decrease) in income taxes payable	4,445	12,262	(6,949)
Increase in other liabilities	444	500	1,721
Net cash provided by operating activities	101,285	94,701	52,302
Cash Flows From Investing Activities:			
Capital expenditures, net	(47,506)	(79,411)	(64,777)
Investment in trademarks, tradenames and other assets	(321)	(3,989)	(1,590)
Maturities of short-term investments	8,525	—	—
Purchases of short-term investments	(2,500)	—	—
Purchases of minority interest	(2,135)	—	—
Net cash used in investing activities	(43,937)	(83,400)	(66,367)
Cash Flows From Financing Activities:			
Proceeds from issuance of common stock	2,212	4,897	2,153
Long-term borrowings	49,688	—	—
Principal payments on long-term debt	(60,113)	(2,518)	(2,407)
Deferred financing and merger costs	(625)	—	—
Proceeds from sale of option contracts	—	929	—
Tax payments related to options exercised	(413)	(109)	—
Purchase of treasury stock	(1,273)	(7,871)	(30,409)
Net cash used in financing activities	(10,524)	(4,672)	(30,663)
Effect Of Exchange Rate Changes On Cash	(38)	(1)	(1,054)
Increase (Decrease) In Cash	46,786	6,628	(45,782)
Cash:			
Beginning of period	31,012	77,798	84,426
End of period	$77,798	$84,426	$38,644
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the year for:			
Interest	$ 4,339	$ 3,353	$ 3,468
Income taxes	$39,417	$38,341	$32,539
Supplemental Schedule of Noncash Investing and Financing Activities:			
Additional capital in excess of par resulting from tax benefit recognized upon exercise of stock options	$ 418	$ 1,382	$ 258
Additional capital in excess of par resulting from conversion of stock options upon combination with Moores	$ 1,237	$ —	$ —
Treasury stock contributed to employee stock plan	$ 2,000	$ 2,500	$ 2,500

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business The Men's Wearhouse, Inc. and its subsidiaries (the "Company") is a specialty retailer of menswear. We operate throughout the United States primarily under the brand names of Men's Wearhouse and K&G and under the brand name of Moores in Canada. We follow the standard fiscal year of the retail industry, which is a 52-week or 53-week period ending on the Saturday closest to January 31. Fiscal year 1999 ended on January 29, 2000, fiscal year 2000 ended on February 3, 2001 and fiscal year 2001 ended on February 2, 2002. Both fiscal years 1999 and 2001 included 52 weeks. Fiscal year 2000 included 53 weeks.

Principles of Consolidation The consolidated financial statements include the accounts of The Men's Wearhouse, Inc. and its wholly owned or controlled subsidiaries. Intercompany accounts and transactions have been eliminated in the consolidated financial statements. Financial data for all periods presented reflect the retroactive effect of the February 1999 combination with Moores Retail Group Inc. ("Moores") and the June 1999 combination with K&G Men's Center, Inc. ("K&G"), both accounted for as a pooling of interests (see Note 2).

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications Certain prior years' balances have been reclassified to conform with classifications used in the current year.

Cash Cash includes all cash in banks, cash on hand and all highly liquid investments with an original maturity of three months or less.

Inventories Inventories are valued at the lower of cost or market, with cost determined on the first-in, first-out method and the retail cost method. Inventory cost includes procurement and distribution costs (warehousing, freight, hangers and merchandising costs) associated with ending inventory.

Property and Equipment Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related allowances for depreciation are eliminated from the accounts in the year of disposal and the resulting gain or loss is credited or charged to earnings.

Buildings are depreciated using the straight-line method over their estimated useful lives of 20 to 25 years. Depreciation of leasehold improvements is computed on the straight-line method over the term of the lease or useful life of the assets, whichever is shorter. Furniture, fixtures and equipment are depreciated using primarily the straight-line method over their estimated useful lives of three to ten years.

Other Assets Other assets consist primarily of goodwill and the cost of trademarks, tradenames and other intangibles acquired. These assets are being amortized over estimated useful lives of 15 to 30 years using the straight-line method (see "New Accounting Pronouncements" herein).

Impairment of Long-Lived Assets We evaluate the carrying value of long-lived assets, such as property and equipment and amortizable intangibles, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined, based on estimated undiscounted future cash flows, that an impairment has occurred, a loss is recognized currently for the impairment (see "New Accounting Pronouncements" herein).

Fair Value of Financial Instruments As of February 3, 2001 and February 2, 2002, management estimates that the fair value of cash, receivables, accounts payable, accrued expenses and long-term debt are carried at amounts that reasonably approximate their fair value.

New Store Costs Promotion and other costs associated with the opening of new stores are expensed as incurred.

Advertising Advertising costs are expensed as incurred or, in the case of media production costs, when the commercial first airs. Advertising expenses were $64.5 million, $69.7 million, and $61.2 million in fiscal 1999, 2000 and 2001, respectively.

Revenue Recognition Revenue is recognized at the time of sale and delivery, net of a provision for estimated sales returns.

Stock Based Compensation As permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), we account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The disclosures required by SFAS No. 123 are included in Note 7.

Derivative Financial Instruments We enter into foreign currency forward exchange contracts to hedge against foreign exchange risks associated with certain firmly committed, and certain other probable, but not firmly committed, inventory purchase transactions that are denominated in a foreign currency (primarily the Euro). Gains and losses associated with these contracts are accounted for as part of the underlying inventory purchase transactions (see "Accounting Change" herein).

Foreign Currency Translation Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at the exchange rates in effect at each balance sheet date. Shareholders' equity is translated at applicable historical exchange rates. Income, expense and cash flow items are translated at average exchange rates during the year. Resulting translation adjustments are reported as a separate component of shareholders' equity.

Comprehensive Income Comprehensive income includes all changes in equity during the period presented that result from transactions and other economic events other than transactions with shareholders.

Segment Information We consider our business as one operating segment based on the similar economic characteristics of our three brands. Revenues of Canadian retail operations were $133.2 million, $145.7 million and $144.6 million for fiscal 1999, 2000 and 2001, respectively. Long-lived assets of our Canadian operations were $33.9 million and $32.8 million as of the end of fiscal 2000 and 2001, respectively.

Accounting Change We adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended, on February 4, 2001. In accordance with the transition provisions of SFAS 133, we recorded a cumulative loss adjustment of $0.5 million ($0.3 million, net of tax) in accumulated other comprehensive loss related primarily to the unrealized losses on foreign currency exchange contracts, which were designated as cash-flow hedging instruments. The disclosures required by SFAS No. 133 are included in Note 8.

New Accounting Pronouncements In June 2001, the Financial Accounting Standards Board ("FASB") issued two new pronouncements: Statements of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"), and No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires all business combinations completed after June 30, 2001 to be accounted for using the purchase method and eliminates the pooling of interests method. SFAS

142 eliminates the amortization of goodwill and indefinite-lived intangible assets and is effective for fiscal years beginning after December 15, 2001. We will adopt SFAS 142 at the beginning of fiscal 2002, which will eliminate approximately $2.8 million of amortization expense related to the $35.6 million unamortized cost of such assets as of February 2, 2002. Amortization expense recognized in fiscal 2000 and 2001 for these assets was $3.2 million and $2.8 million, respectively. Based on the results of our preliminary evaluation of the impairment testing provisions of SFAS 142, we do not expect the adoption of this statement to have a material effect on our financial position or results of operations in the foreseeable future.

In June and August 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), and Statement No. 144, "Impairment or Disposal of Long-lived Assets" ("SFAS 144"). SFAS 143 addresses the accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs and is effective for fiscal years beginning after June 15, 2002. SFAS 144 provides a single accounting model for the impairment or disposal of long-lived assets and is effective for fiscal years beginning after December 15, 2001. Our adoption of these statements is not expected to have a material impact on our financial position or results of operations.

NOTE 2. BUSINESS COMBINATIONS AND ACQUISITIONS

On February 10, 1999, we combined with Moores, a privately owned Canadian corporation, in exchange for securities ("Exchangeable Shares") exchangeable for 2.5 million shares of our common stock. The Exchangeable Shares were issued to the shareholders and option holders of Moores in exchange for all of the outstanding shares of capital stock and options of Moores because of Canadian tax law considerations. As of February 3, 2001, all Exchangeable Shares, which had substantially identical economic and legal rights as shares of our common stock, had been converted on a one-on-one basis to our common stock As of January 29, 2000, there were 1.0 million Exchangeable Shares that had not yet been converted but were reflected as common stock outstanding for financial reporting purposes by the Company. The combination with Moores has been accounted for as a pooling of interests.

On June 1, 1999, we combined with K&G, a superstore retailer of men's apparel and accessories operating 34 stores in 16 states. We issued approximately 4.4 million shares of our common stock to K&G shareholders based on an exchange ratio of 0.43 of a share of our common stock for each share of K&G common stock outstanding. In addition, we converted the outstanding options to purchase K&G common stock, whether vested or unvested, into options to purchase 228,000 shares of our common stock based on the exchange ratio of 0.43. The combination has been accounted for as a pooling of interests.

In conjunction with the Moores and K&G combinations, we recorded transaction costs of $7.7 million, duplicative store closing costs of $6.1 million and litigation costs of $0.9 million. The transaction costs were composed primarily of investment banking fees, professional fees and contract termination payments, while the duplicative store closing costs consisted primarily of lease termination payments and the write-off of fixed assets associated with the closing of duplicate store sites in existing markets. The litigation charge resulted from the settlement of a lawsuit filed by a former K&G employee related to his employment relationship with K&G. In addition, we recorded an extraordinary charge of $2.9 million, net of a $1.4 million tax benefit, related to the write-off of deferred financing costs and prepayment penalties for the refinancing of approximately US$57 million of Moores' indebtedness.

NOTE 3. EARNINGS PER SHARE

Basic EPS is computed using the weighted average number of common shares outstanding during the period and net earnings. Diluted EPS gives effect to the potential dilution which would have occurred if additional shares were issued for stock options exercised under the treasury stock method. The following table reconciles the earnings and shares used in the basic and diluted EPS computations (in thousands, except per share amounts):

FISCAL YEAR	1999	2000	2001
Earnings before extraordinary item	$55,957	$84,661	$43,276
Extraordinary item, net of tax	2,912	—	—
Net earnings	$53,045	$84,661	$43,276
Weighted average number of common shares outstanding	41,848	41,769	40,997
Basic EPS			
Earnings before extraordinary item	$ 1.34	$ 2.03	$ 1.06
Extraordinary item, net of tax	(0.07)	—	—
Net earnings	$ 1.27	$ 2.03	$ 1.06
Weighted average number of common shares outstanding	41,848	41,769	40,997
Assumed exercise of stock options	604	632	449
As adjusted	42,452	42,401	41,446
Diluted EPS			
Earnings before extraordinary item	$ 1.32	$ 2.00	$ 1.04
Extraordinary item, net of tax	(0.07)	—	—
Net earnings	$ 1.25	$ 2.00	$ 1.04

NOTE 4. LONG-TERM DEBT

We have a revolving credit agreement with a group of banks (the "Credit Agreement") that provides for borrowing of up to $125 million through February 5, 2004. Advances under the Credit Agreement bear interest at a rate per annum equal to, at our option, the agent's prime rate or the reserve adjusted LIBOR rate plus a varying interest rate margin. The Credit Agreement also provides for fees applicable to unused commitments. As of February 3, 2001 and February 2, 2002, there was no indebtedness outstanding under the Credit Agreement.

The Credit Agreement contains various restrictive and financial covenants, including the requirement to maintain a minimum level of net worth and certain financial ratios. The Credit Agreement also prohibits payment of cash dividends on our common stock. We are in compliance with the covenants in the Credit Agreement.

In addition, we have two Canadian credit facilities: a revolving credit agreement which provides for borrowings up to Can$30 million (US$19 million) through February 5, 2004 and a term credit agreement under which we borrowed Can$75 million (US$47 million) in February 1999. The term credit borrowing is payable in quarterly installments of Can$0.9 million (US$0.6 million) beginning May 1999, with the remaining unpaid principal payable on February 5, 2004. The effective interest rate for the term credit borrowing was 6.3% and 2.8% at February 3, 2001 and February 2, 2002, respectively. Covenants and interest rates are substantially similar to those contained in our Credit Agreement. As of February 3, 2001 and February 2, 2002, there was US$45.2 million and US$40.1 million outstanding under these credit agreements, respectively.

Maturities of our long-term debt are as follows: 2002—$2.4 million; 2003—$2.4 million; 2004—$35.3 million.

We utilize letters of credit primarily for inventory purchases. At February 2, 2002, letters of credit totaling approximately $7.7 million were issued and outstanding.

NOTE 5. INCOME TAXES

The provision for income taxes consists of the following (in thousands):

FISCAL YEAR	1999	2000	2001
Current tax expense:			
Federal	$33,346	$37,092	$14,607
State	5,652	4,896	1,715
Foreign	4,826	7,642	8,022
Deferred tax expense (benefit):			
Federal and state	(1,049)	6,080	3,088
Foreign	(381)	(52)	266
Total	$42,394	$55,658	$27,698

The table above does not include the tax benefit of $1.4 million in fiscal 1999 related to extraordinary items. In addition, no provision for U.S. income taxes or Canadian withholding taxes has been made on the cumulative undistributed earnings of Moores (approximately $33.3 million at February 2, 2002) since such earnings are considered to be permanently invested in Canada. The determination of any unrecognized deferred tax liability for the cumulative undistributed earnings of Moores is not considered practicable since such liability, if any, will depend on a number of factors that cannot be known until such time as a decision to repatriate the earnings might be made by management.

A reconciliation of the statutory federal income tax rate to our effective tax rate is as follows:

FISCAL YEAR	1999	2000	2001
Federal statutory rate	35%	35%	35%
State income taxes, net of federal benefit	4	3	2
Nondeductible transaction costs	3	—	—
Other	1	2	2
	43%	40%	39%

At February 3, 2001, we had net deferred tax liabilities of $0.3 million with $10.4 million classified as other current assets and $10.7 million classified as other liabilities (noncurrent). At February 2, 2002, we had net deferred tax liabilities of $3.7 million with $8.4 million classified as other current assets and $12.1 million classified as other liabilities (noncurrent). No valuation allowance was required for the deferred tax assets. Total deferred tax assets and liabilities and the related temporary differences as of February 3, 2001 and February 2, 2002 were as follows (in thousands):

	FEBRUARY 3, 2001	FEBRUARY 2, 2002
Deferred tax assets:		
Accrued rent and other expenses	$ 4,887	$ 5,368
Accrued compensation	1,554	1,795
Accrued markdowns	3,031	1,709
Deferred intercompany profits	2,422	2,526
Other	1,217	900
	13,111	12,298
Deferred tax liabilities:		
Capitalized inventory costs	(2,282)	(2,978)
Property and equipment	(9,785)	(11,449)
Intangibles	(846)	(665)
Other	(454)	(945)
	(13,367)	(16,037)
Net deferred tax liabilities	$ (256)	$ (3,739)

NOTE 6. OTHER ASSETS AND ACCRUED EXPENSES

Other assets consist of the following (in thousands):

	FEBRUARY 3, 2001	FEBRUARY 2, 2002
Goodwill and other intangibles	$53,995	$53,921
Accumulated amortization	(11,301)	(14,244)
	42,694	39,677
Deposits and other	10,042	15,803
Total	$52,736	$55,480

Accrued expenses consist of the following (in thousands):

Sales, payroll and property taxes payable	$10,343	$ 6,795
Accrued salary, bonus and vacation	14,131	16,132
Accrued workers compensation and medical costs	5,418	4,167
Unredeemed gift certificates	5,866	8,072
Other	14,136	8,867
Total	$49,894	$44,033

NOTE 7. CAPITAL STOCK, STOCK OPTIONS AND BENEFIT PLANS

As a result of the June 1999 merger (see Note 2), the shares of K&G common stock issued were converted into 37,953 shares of our common stock based upon an Exchange Ratio of 0.43. In January 2000, the Board of Directors authorized the repurchase of up to one million shares in the open market or in private transactions, dependent on the market price and other considerations. On January 31, 2001, the Board of Directors authorized an expansion of the stock repurchase program for up to an additional two million shares of our common stock. During 2000 and 2001, we repurchased 335,000 and 1,185,000 shares of our common stock under this program at a cost of $7.9 million and $30.4 million, respectively.

We have adopted the 1992 Stock Option Plan ("1992 Plan") which, as amended, provides for the grant of options to purchase up to 1,071,507 shares of our common stock to full-time key employees (excluding certain officers), the 1996 Stock Option Plan ("1996 Plan") which, as amended, provides for the grant of options to purchase up to 1,850,000 shares of our common stock to full-time key employees (excluding certain officers), and the 1998 Key Employee Stock Option Plan ("1998 Plan") which, as amended, provides for the grant of options to purchase up to 2,100,000 shares of our common stock to full-time key employees (excluding certain officers). The 1992 Plan expired in February 2002 and each of the other plans will expire at the end of ten years; no option may be granted pursuant to the plans after the expiration date. In fiscal 1992, we also adopted a Non-Employee Director Stock Option Plan ("Director Plan") which, as amended, provides for the grant of options to purchase up to 167,500 shares of our common stock to non-employee directors of the Company. In 2001, the Director Plan's termination date was extended to February 23, 2012. Options granted under these plans must be exercised within ten years of the date of grant.

Generally, options granted under the 1992 Plan, 1996 Plan and 1998 Plan vest at the rate of 1/3 of the shares covered by the grant on each of the first three anniversaries of the date of grant and may not be issued at a price less than 50% of the fair market value of our stock on the date of grant. However, a significant portion of options granted under these Plans vest annually in varying increments over a period from one to ten years. Options granted under the Director Plan vest one year after the date of grant and are issued at a price equal to the fair market value of our stock on the date of grant.

As discussed in Note 2, we converted options to purchase K&C common stock into options to purchase shares of our common stock in connection with the combination with K&G. The following table is a summary of our stock option activity:

	SHARES UNDER OPTION	WEIGHTED AVERAGE EXERCISE PRICE	OPTIONS EXERCISABLE
Options outstanding, January 30, 1999	2,056,978	$19.46	740,635
Granted	142,557	23.46	
Exercised	(67,201)	13.08	
Forfeited	(79,374)	39.19	
Options outstanding, January 29, 2000	2,052,960	19.18	1,063,649
Granted	741,745	23.72	
Exercised	(248,653)	15.59	
Forfeited	(111,691)	22.74	
Options outstanding, February 3, 2001	2,434,361	20.76	1,262,993
Granted	498,490	20.45	
Exercised	(79,479)	15.24	
Forfeited	(58,933)	23.54	
Options outstanding, February 2, 2002	2,794,439	$20.80	1,594,171

Grants of stock options outstanding as of February 2, 2002 are summarized as follows:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED-AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE	WEIGHTED-AVERAGE EXERCISE PRICE
$ 3.85 to 15.00	343,517	2.8 Years	$10.81	304,140	$10.71
15.01 to 25.00	2,159,067	7.2 Years	20.89	1,049,648	19.96
25.01 to 50.00	291,855	6.6 Years	31.92	240,383	32.28
$ 3.85 to 50.00	2,794,439		$20.80	1,594,171	$20.05

As of February 2, 2002, 1,639,033 options were available for grant under existing plans and 4,433,472 shares of common stock were reserved for future issuance under these plans.

The difference between the option price and the fair market value of our common stock on the dates that options for 67,201, 248,653 and 79,479 shares of common stock were exercised during 1999, 2000 and 2001, respectively, resulted in a tax benefit to us of $0.4 million in 1999, $1.4 million in 2000 and $0.3 million in 2001, which has been recognized as capital in excess of par. In addition, we withheld 11,368 shares and 3,890 shares during 1999 and 2000, respectively, of such common stock for withholding payments made to satisfy the optionees' income tax liabilities resulting from the exercises.

We have a profit sharing plan, in the form of an employee stock plan, which covers all eligible employees, and an employee tax-deferred savings plan. Contributions to the profit sharing plan are made at the discretion of the Board of Directors. During 1999, 2000 and 2001, contributions charged to operations were $2.8 million, $2.9 million and $0.4 million, respectively, for the plans.

In 1998, we adopted an Employee Stock Discount Plan ("ESDP") which allows employees to authorize after-tax payroll deductions to be used for the purchase of up to 1,425,000 shares of our common stock at 85% of the lesser of the fair market value on the first day of the offering period or the fair market value on the last day of the offering period. We make no contributions to this plan but pay all brokerage, service and other costs incurred. A participant may not purchase more than $2,500 in value of shares during any calendar quarter. During 2000 and 2001 employees purchased 44,713 and 56,617 shares, respectively, under the ESDP, the weighted-average fair value of which was $22.82 and $16.63 per share, respectively. As of February 2, 2002, 1,254,601 shares were reserved for future issuance under the ESDP.

We have adopted the disclosure-only provisions of SFAS No. 123 and continue to apply APB Opinion 25 and related interpretations in accounting for the stock option plans and the employee stock purchase plan. Had we elected to apply the accounting standards of SFAS No. 123, our net earnings and net earnings per share would have approximated the pro forma amounts indicated below (in thousands, except per share data):

FISCAL YEAR	1999	2000	2001
Earnings before extraordinary item:			
As reported	$55,957	$84,661	$43,276
Pro forma	$53,623	$81,505	$40,147
Earnings per share before extraordinary item:			
As reported:			
Basic	$ 1.34	$ 2.03	$ 1.06
Diluted	$ 1.32	$ 2.00	$ 1.04
Pro forma:			
Basic	$ 1.28	$ 1.95	$ 0.98
Diluted	$ 1.26	$ 1.92	$ 0.97

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model, which resulted in a weighted-average fair value of $14.61, $13.82 and $11.47 for grants made during fiscal 1999, 2000 and 2001, respectively. The following assumptions were used for option grants in 1999, 2000 and 2001, respectively: expected volatility of 52.92%, 54.71% and 54.01%, risk-free interest rates (U.S. Treasury five year notes) of 5.31%, 6.67% and 4.57%, and an expected life of six years.

NOTE 8. COMMITMENTS AND CONTINGENCIES

Lease Commitments We lease retail business locations, office and warehouse facilities, computer equipment and automotive equipment under operating leases expiring in various years through 2016. Rent expense for fiscal 1999, 2000 and 2001 was $61.5 million, $71.8 million and $78.3 million, respectively, and includes contingent rentals of $0.4 million, $0.4 million and $0.3 million, respectively. Minimum future rental payments under noncancelable operating leases as of February 2, 2002 for each of the next five years and in the aggregate are as follows (in thousands):

FISCAL YEAR	AMOUNT
2002	$ 81,459
2003	75,962
2004	68,232
2005	58,729
2006	46,459
Thereafter	113,308
Total	$444,149

Leases on retail business locations specify minimum rentals plus common area maintenance charges and possible additional rentals based upon percentages of sales. Most of the retail business location leases provide for renewal options at rates specified in the leases. In the normal course of business, these leases are generally renewed or replaced by other leases.

Legal Matters On May 11, 2001, a lawsuit was filed against the Company in the Superior Court of California for the County of San Diego, Cause No. GIC 767223 (the "Suit"). The Suit, which was brought as a purported class action, alleges several causes of action, each based on the factual allegation that we advertised and sold men's slacks at a marked price that was exclusive of a hemming fee for the pants. The Suit seeks: (i) permanent and preliminary injunctions against advertising slacks at prices which do not include hemming; (ii) restitution of all funds allegedly acquired by means of any act or practice declared by the Court to be unlawful or fraudulent or to constitute unfair competition under certain California statutes, (iii) prejudgment interest; (iv) compensatory and punitive damages; (v) attorney's fees; and (vi) costs of suit. We believe that the Suit is without merit and the allegations are contrary to customary and well recognized and accepted practices in the sale of men's tailored clothing. The complaint in the Suit was subsequently amended to add similar causes of action and requests for relief based upon allegations that our alleged "claims that [it] sell[s] the same garments as department stores at 20% to 30% less" are false and misleading. We believe that such added causes of action are also without merit. The court has not yet decided whether the action may proceed as a class action. The Company intends to vigorously defend the Suit.

In addition, we are a defendant in various lawsuits and subject to various claims and proceedings encountered in the normal conduct of our business. In the opinion of management, any uninsured losses that might arise from these lawsuits and proceedings would not have a material adverse effect on our business or consolidated financial position or results of operations.

Currency Contracts In connection with our direct sourcing program, we may enter into purchase commitments that are denominated in a foreign currency (primarily the Euro). Our policy is to enter into foreign currency forward exchange contracts to minimize foreign currency exposure related to forecasted purchases of certain inventories. Under SFAS 133, such contracts have been designated as and accounted for as cash flow hedges. The settlement terms of the forward contracts, including amount, currency and maturity, correspond with payment terms for the merchandise inventories. As a result, there is no hedge ineffectiveness to be reflected in earnings. At February 2, 2002, the Company had 20 contracts maturing in varying increments to purchase an aggregate notional amount of $16.9 million in foreign currency, maturing at various dates through January 2003.

The changes in the fair value of the foreign currency forward exchange contracts are matched to inventory purchases by period and are recognized in earnings as such inventory is sold. The fair value of the forward exchange contracts is estimated by comparing the cost of the foreign currency to be purchased under the contracts using the exchange rates obtained under the contracts (adjusted for forward points) to the hypothetical cost using the spot rate at year end. We expect to recognize in earnings through February 1, 2003 approximately $0.7 million, net of tax, of existing net losses presently deferred in accumulated other comprehensive loss.

Option Contracts During 2000, we issued three separate option contracts under which the contract counterparties had the option to require us to purchase 650,000 shares of our common stock at specific strike prices per share. We received premiums of $0.9 million for issuing these contracts, all of which expired unexercised.

NOTE 9. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Our quarterly results of operations reflect all adjustments, consisting only of normal, recurring adjustments, which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The consolidated results of operations by quarter for the 2000 and 2001 fiscal years are presented below (in thousands, except per share amounts):

FISCAL 2000 QUARTERS ENDED	APRIL 29, 2000	JULY 29, 2000	OCTOBER 28, 2000	FEBRUARY 3, 2001
Net sales	$287,876	$294,505	$304,198	$446,922
Gross margin	104,313	110,652	115,180	184,521
Net earnings	$ 13,428	$ 15,965	$ 17,008	$ 38,260
Basic EPS	$ 0.32	$ 0.38	$ 0.41	$ 0.91
Diluted EPS	$ 0.32	$ 0.38	$ 0.40	$ 0.90

FISCAL 2001 QUARTERS ENDED	MAY 5, 2001	AUGUST 4, 2001	NOVEMBER 3, 2001	FEBRUARY 2, 2002
Net sales	$304,651	$297,153	$285,608	$385,742
Gross margin	111,688	108,295	97,072	134,056
Net earnings	$ 12,742	$ 10,250	$ 3,977	$ 16,307
Basic EPS	$ 0.31	$ 0.25	$ 0.10	$ 0.40
Diluted EPS	$ 0.31	$ 0.25	$ 0.10	$ 0.39

Due to the method of calculating weighted average common shares outstanding, the sum of the quarterly per share amounts may not equal earnings per share for the respective years.

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
The Men's Wearhouse, Inc.
Houston, Texas

We have audited the accompanying consolidated balance sheets of The Men's Wearhouse, Inc. and its subsidiaries (the "Company") as of February 2, 2002 and February 3, 2001, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended February 2, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of February 2, 2002 and February 3, 2001, and the results of its operations and its cash flows for each of the three years in the period ended February 2, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for its foreign currency forward exchange contracts effective February 4, 2001, to conform with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended.

Deloitte & Touche LLP

Houston, Texas
February 25, 2002

THE MEN'S WEARHOUSE, INC. STORE LIST

680 total stores as of February 2, 2002

MEN'S WEARHOUSE / 497 STORES

Alabama (5)	Illinois (23)	Missouri (9)	Pennsylvania (20)
Arizona (11)	Indiana (8)	Nebraska (3)	Rhode Island (1)
Arkansas (1)	Iowa (2)	Nevada (5)	South Carolina (3)
California (87)	Kansas (3)	New Hampshire (3)	South Dakota (1)
Colorado (12)	Kentucky (3)	New Jersey (13)	Tennessee (9)
Connecticut (8)	Louisiana (4)	New Mexico (2)	Texas (46)
Delaware (2)	Maryland (12)	New York (20)	Utah (5)
District of Columbia (1)	Massachusetts (14)	North Carolina (12)	Virginia (17)
Florida (36)	Michigan (20)	Ohio (17)	Washington (13)
Georgia (15)	Minnesota (10)	Oklahoma (3)	Wisconsin (7)
Idaho (1)	Mississippi (1)	Oregon (8)	Maine (1)

K&C / 70 STORES

California (5)	Indiana (1)	Minnesota (2)	Pennsylvania (2)
Colorado (2)	Kansas (1)	New Jersey (5)	Tennessee (1)
Connecticut (1)	Louisiana (1)	New York (2)	Texas (12)
Florida (2)	Maryland (4)	North Carolina (1)	Virginia (1)
Georgia (7)	Massachusetts (3)	Ohio (5)	Washington (2)
Illinois (4)	Michigan (5)	Missouri (1)	

MOORES CLOTHING FOR MEN / 113 STORES

Alberta (12)	New Brunswick (3)	Ontario (49)	Quebec (23)
British Columbia (14)	Newfoundland (1)	Prince Edward Island (1)	Saskatchewan (2)
Manitoba (5)	Nova Scotia (3)		

DIRECTORS AND EXECUTIVE OFFICERS

George Zimmer
Chairman of the Board and
Chief Executive Officer

David H. Edwab
Vice Chairman of the Board

Robert E. Zimmer
Senior Vice President,
Real Estate and Director

James E. Zimmer
Senior Vice President,
Merchandising and Director

Stephen H. Greenspan
Senior Vice President,
K&G Men's Company
and Director

Richard E. Goldman
Former Executive Vice President
and Director

Rinaldo S. Brutoco
Director
President and
Chief Executive Officer,
ShangriLa Consulting, Inc.

Kathleen Mason *
Director
President and
Chief Executive Officer,
Tuesday Morning Corporation

Michael L. Ray * †
Director
Professor, Stanford University

Sheldon I. Stein * †
Director
Senior Managing Director,
Bear, Stearns & Co. Inc.

Eric J. Lane
President and
Chief Operating Officer

Charles Bresler, Ph.D.
Executive Vice President

Neill P. Davis
Executive Vice President,
Chief Financial Officer and
Treasurer

Doug Ewert
Executive Vice President and
General Merchandise Manager

Gary G. Ckodre
Senior Vice President,
Principal Accounting Officer

Jeff Marshall
Vice President,
Chief Information Officer

Ronald B. Covin
Chief Executive Officer,
K&G Men's Company

CORPORATE OFFICERS

Thomas L. Jennings
Senior Vice President,
Real Estate

Carole L. Souvenir
Senior Vice President,
Employee Relations

Dino Speranza
Senior Vice President,
Stores

Dan Young
Senior Vice President,
Human Resources–Houston

Bill Erickson
Vice President,
Store Planning and Design

Jeffrey Fript
Vice President,
Distribution

Jayme Maxwell
Vice President,
Marketing

Kathleen A. Miller
Vice President,
General Counsel and
Assistant Secretary

Julie Panaccione
Vice President,
Travel and Events

Claudia A. Pruitt
Vice President,
Assistant Treasurer and
Assistant Secretary

Ray Walsh
Vice President,
Information and Technology

Kirk Warren
Vice President,
Administration and Benefits

Diana M. Wilson
Vice President,
Finance

Thomas Queret
Associate Vice President,
Accounting Services

Chris Zender
General Manager,
Logistics and Distribution

Michael W. Conlon
Secretary

MEN'S WEARHOUSE

Bill Ballard
Senior Vice President,
Stores

William Silveira
Senior Vice President,
Manufacturing

Fred Alpert
Vice President,
Stores

Theodore T. Biele, Jr.
Vice President,
Corporate Sales

Steven Cook
Vice President,
Stores

Bruce Hampton
Vice President,
Stores

Don Botill
Associate Vice President,
Stores

Shlomo Maor
Associate Vice President,
Training

MOORES CLOTHING FOR MEN

David Starrett
President

Pat De Marco
Chief Financial Officer

Richard Bull
Vice President,
Merchandising

Dennis Button
Vice President,
Store Development

Brian Coen
Vice President,
Finance

Steve Nitchen
Vice President,
Store Operations

Mario Parziale
Vice President,
Production

K&G

Bradley M. Bell
Vice President, Finance
Chief Financial Officer and
Assistant Secretary

John Damiano
Vice President,
Store Operations

R. Scott Saban
Vice President,
Operations and
Information Systems

Edward Dworetz
Vice President,
General Merchandise Manager–
K&G Ladies

Karen Crim
Vice President,
Human Resources

* Audit committee member
† Compensation committee member

Corporate & Distribution Offices
5803 Glenmont Drive
Houston, Texas 77081
(713) 592-7200

Executive Offices
40650 Encyclopedia Circle
Fremont, California 94538
(510) 657-9821

Annual Meeting
June 25, 2002, 11 a.m.
The Westin St. Francis
335 Powell Street
San Francisco, California

Outside Counsel
Fulbright & Jaworski L.L.P.
Houston, Texas

Independent Auditors
Deloitte & Touche LLP
Houston, Texas

Transfer Agent and Registrar
American Stock Transfer
& Trust Company
40 Wall Street
New York, New York 10005
(718) 921-8200

Form 10-K
A copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission may be obtained without charge by writing:

The Men's Wearhouse, Inc.
c/o Investor Relations
5803 Glenmont Drive
Houston, Texas 77081

The Men's Wearhouse, Inc. on the Internet.

You can visit the Company's home page on the Internet at menswearhouse.com

Market for the Company's Common Equity and Related Stockholder Matters.

Our common stock is traded on the New York Stock Exchange under the symbol "MW." Prior to October 2, 2000, the Company's stock was traded on the NASDAQ National Market System under the symbol "MENS." Prior to April 3, 2000, the Company's stock was traded on the NASDAQ National Market System under the symbol "SUIT". The following table sets forth, on a per share basis for the periods indicated, the high and low sale prices per share for our common stock as reported by the New York Stock Exchange and the NASDAQ National Market System.

	HIGH	LOW
FISCAL YEAR 2000		
First quarter ended April 29, 2000	$30.00	$20.00
Second quarter ended July 29, 2000	26.50	17.25
Third quarter ended October 28, 2000	34.00	24.50
Fourth quarter ended February 3, 2001	33.07	21.00
FISCAL YEAR 2001		
First quarter ended May 5, 2001	$32.49	$20.50
Second quarter ended August 4, 2001	30.00	22.35
Third quarter ended November 3, 2001	26.60	17.00
Fourth quarter ended February 2, 2002	24.61	17.87

On April 19, 2002, there were approximately 1,280 holders of record and approximately 7,100 beneficial holders of our common stock.

We have not paid cash dividends on our common stock and for the foreseeable future we intend to retain all of our earnings for the future operation and expansion of our business. Our credit agreement prohibits the payment of cash dividends on our common stock (see Note 4 of Notes to Consolidated Financial Statements).